

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 2, 2017

Via E-mail
Mr. Joseph K. Vanderstelt
Chief Financial Officer and Treasurer
Craft Brew Alliance, Inc.
929 North Russell Street
Portland, Oregon 97227

> **Re: Craft Brew Alliance, Inc.**
> **10-K for the Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 0-26542**

Dear Mr. Vanderstelt:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016
Item 8. Financial Statements and Supplementary Data
Note 17. Related Party Transactions
International Distribution Agreement, page 63

1. You indicate ABWI's $20 million payment due on August 23, 2019 is contingent on various events not occurring prior to that date. For example, it appears that if a qualifying offer is made by ABWI, regardless of whether you accept it or let it lapse, this payment is not required. Please tell us how you determined that the portion of revenue recognized prior to the expiration of the contingency period on August 23, 2019 (related to this $20 million) is realized or realizable and earned. In doing so, please also explain how the sales price is fixed or determinable. Also, tell us the conditions, if any, under which ABWI can avoid making, or have refunded, the other one-time payments due under this agreement during 2016 through 2018. Refer to SAB Topic 13:A.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 if you have any questions.

        Sincerely,

        /s/ Rufus Decker

        Rufus Decker
        Accounting Branch Chief
        Office of Beverages, Apparel and
        Mining